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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934

PACKAGED ICE, INC.
(Name of the Issuer)

PACKAGED ICE, INC.
CUBE ACQUISITION CORP.
CAC HOLDINGS CORP.
WILLIAM P. BRICK
JIMMY C. WEAVER
STEVEN J. JANUSEK
BEN D. KEY
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

695148106
(CUSIP Number of Class of Securities)

WILLIAM P. BRICK
CHIEF EXECUTIVE OFFICER
3535 Travis Street, Suite 170
Dallas, Texas 75204
(214) 526-6740
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer.
☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

$76,854,949	$6,218 (1)

Footnote (1): Pursuant to the Agreement and Plan of Merger dated as of May 12, 2003, Cube Acquisition Corp. will merge with and into Packaged Ice, Inc. and each share of our common stock outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive the greater of (i) $3.50 and (ii) the sum of (A) $3.30 plus (B) the amount per common share of any discount we receive upon the repurchase or redemption of our preferred stock. Pursuant to the terms of a Stock Purchase Agreement dated as of May 10, 2003, by and between us and Banc of America Securities LLC (the "Purchase Agreement"), upon consummation of the merger we may repurchase certain shares of our 10% Exchangeable Preferred Stock held by Banc of America Securities LLC at a discount that would result in the payment of approximately $3.64 per share of our common stock as merger consideration. The Purchase Agreement terminates on September 15, 2003. Thus, our shareholders are expected to receive approximately $3.64 per share if the merger is closed on or before September 15, 2003, subject to the terms and conditions of the Purchase Agreement being satisfied. The filing fee is determined based upon the sum of (a) the product of 20,157,304 shares of common stock outstanding as of May 29, 2003, and the maximum possible merger consideration of $3.64 per share of common stock (equal to $73,372,587), and (b) the difference between the maximum possible merger consideration per share of $3.64 and the exercise price per share for each of 1,511,959 outstanding stock options and warrants to purchase shares of Packaged Ice common stock for which the exercise price per share is less than $3.64, multiplied by the number of shares of Packaged Ice common stock issuable upon exercise of each such stock option or warrant (equal to

$3,482,362). In accordance with Exchange Act Rule 0-11(c) and Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $76,854,949.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,218.

Form or Registration No.: Schedule 14A

Filing Party: Packaged Ice, Inc.

Date Filed: May 30, 2003

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by (1) Packaged Ice, Inc., a Texas corporation ("we" "us" or "Packaged Ice"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) William P. Brick, Jimmy C. Weaver, Steven J. Janusek and Ben D. Key (the "continuing shareholders"), (3) CAC Holdings Corp., a newly-formed Delaware corporation of which the continuing shareholders will directly own approximately 1.8451% ("CAC Holdings"), and (4) Cube Acquisition Corp., a newly-formed Texas corporation and wholly owned subsidiary of CAC Holdings ("Cube Acquisition"). This Schedule 13E-3 relates to a proposed merger of Cube Acquisition with and into Packaged Ice pursuant to an Agreement and Plan of Merger dated as of May 12, 2003, among Packaged Ice, CAC Holdings and Cube Acquisition.

        At the effective time of the merger, except as set forth below, each outstanding share of common stock of Packaged Ice will be converted into the right to receive the greater of (i) $3.50 or (ii) the sum of (A) $3.30 plus (B) the amount per common share of any discount we receive upon the repurchase or redemption of our preferred stock. Pursuant to the terms of a stock purchase agreement between us and Banc of America Securities LLC dated as of May 10, 2003 and subject to certain conditions, immediately prior to closing of the merger, we may purchase the shares of our preferred stock held by Banc of America Securities LLC at a discount from the redemption price so long as such purchase occurs before September 15, 2003. The savings from repurchasing those shares of preferred stock at a discount would allow the payment of approximately $3.64 per share of our common stock as merger consideration pursuant to the terms of the merger agreement. Thus, our shareholders are expected to receive approximately $3.64 per share if the merger is closed before September 15, 2003, subject to the consummation of the repurchase of those shares of preferred stock held by Banc of America Securities LLC. The following shares will not be converted into the right to receive cash in the merger:

  •
  any shares of our common stock held by us as treasury shares;

  •
  any share of our common stock owned by the Parent or the Merger Sub; and

  •
  shares of our common stock held by shareholders who have perfected their dissenters' rights.

        Concurrently with the filing of this Schedule 13E-3, we are filing under Regulation 14A of the Exchange Act preliminary proxy materials on Schedule 14A (the "proxy statement") pursuant to which our shareholders will be given notice of, and be asked to vote with respect to, the approval of the merger agreement. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the proxy statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the proxy statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendices thereto.

        All information contained in this Schedule 13E-3 concerning Packaged Ice and our subsidiaries has been supplied by us, all information concerning Cube Acquisition has been supplied by Cube Acquisition, all information concerning CAC Holdings has been supplied by CAC Holdings, and all information concerning the continuing shareholders has been supplied by the continuing shareholders.

        All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet (Item 1001).

        (a)   The information contained in the sections entitled "Summary Term Sheet" in the proxy statement is incorporated herein by reference.

Item 2. Subject Company Information (Item 1002).

        (a)   Name and Address. The information contained in the section entitled "Chapter One—Information About Packaged Ice," "Chapter One—Information About the Acquiring Parties" and "Chapter One—Information About the Management Investors" in the proxy statement is incorporated herein by reference.

        (b)   Securities. As of May 29, 2003, there were 20,157,304 shares of Packaged Ice common stock, par value $0.01 per share, outstanding.

        (c)   Trading Market and Price. The information contained in the sections entitled "Chapter One—Information About Packaged Ice—Trading Market and Price Range of Common Stock" in the proxy statement is incorporated herein by reference.

        (d)   Dividends. The information contained in the sections entitled "Chapter One—Information About Packaged Ice—Dividend Policy" in the proxy statement is incorporated herein by reference.

        (f)    Prior Stock Purchases. The information contained in the sections entitled "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" in the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons (Item 1003).

        (a)-(c)     Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Information About Packaged Ice," "Chapter One—Information About the Acquiring Parties," and "Chapter One—Information About the Management Investors" in the proxy statement is incorporated herein by reference.

Item 4. Terms of the Transaction (Item 1004).

        (a)   Material Terms. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Merger Agreement" and "Chapter One—Other Agreements" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

    (1)
    Tender Offers. Not applicable.

    (2)
    Mergers or Similar Transactions.

            (i)    Transaction Description. The information contained in the section entitled "Summary Term Sheet" is incorporated herein by reference.

            (ii)   Consideration. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Effect of the Merger on Capital Stock" and "Chapter One—Merger Agreement—Merger Consideration" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

            (iii)  Reasons for Transaction. The information contained in the sections entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors," "Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors," "Chapter One—Special Factors—Opinion of Houlihan Lokey to the Board of

    Directors," "Chapter One—Special Factors—Position of Packaged Ice as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Management Investors as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Plans for Packaged Ice After the Merger" and "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" in the proxy statement is incorporated herein by reference.

            (iv)  Vote Required for Approval. The information contained in the sections entitled "Summary Term Sheet" and "Chapter Two—Information About the Annual Meeting and Voting" in the proxy statement is incorporated herein by reference.

            (v)   Differences in the Rights of Security Holders. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Effect of the Merger on Capital Stock," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter One—The Merger—Dissenters' Rights," "Chapter One—The Merger—Certain Effects of the Merger" and "Chapter One—Other Agreements—Subscription Agreement" in the proxy statement is incorporated herein by reference.

            (vi)  Accounting Treatment. The information contained in the section entitled "Chapter One—The Merger—Anticipated Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

            (vii) Income Tax Considerations. The information contained in the sections entitled "Summary Term Sheet" and "Chapter One—The Merger—U.S. Federal Income Tax Consequences of the Merger" in the proxy statement is incorporated herein by reference.

        (c)   Different Terms. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter One—The Merger—Effect of the Merger on Capital Stock," "Chapter One—The Merger—Certain Effects of the Merger" and "Chapter One—Other Agreements—Subscription Agreement" in the proxy statement is incorporated herein by reference.

        (d)   Appraisal Rights. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Dissenters' Rights" and "Chapter Two—Information About the Annual Meeting and Voting—Exchange and Dissenters' Rights" in the proxy statement and in Appendix C to the proxy statement is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders. Other than as required by applicable law, in connection with the merger, we have made no provisions to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal services at the expense of Packaged Ice.

        (f)    Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Item 1005).

        (a)   Transactions. The information contained in the sections entitled "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter One—Information About the Management Investors" and "Chapter Three—Other Packaged Ice Annual Meeting Proposals—Certain Relationships and Related Transactions" in the proxy statement is incorporated herein by reference.

        (b)   Significant Corporate Events. The information contained in the sections entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors" and "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" in the proxy statement is incorporated herein by reference.

        (c)   Negotiations or Contacts. The information contained in the section entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors" in the proxy statement is incorporated herein by reference.

        (e)   Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter One—The Merger—Certain Effects of the Merger," "Chapter One—Merger Agreement" and "Chapter One—Other Agreements" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals (Item 1006).

        (b)   Use of Securities Acquired. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Effect of the Merger on Capital Stock," "Chapter One—The Merger—Certain Effects of the Merger," "Chapter One—Special Factors—Plans for Packaged Ice After the Merger" and "Chapter One—Merger Agreement" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

        (c)   Plans. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—Special Factors—Position of Packaged Ice as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Fairness of the Merger," "Chapter One—Special Factors—Position of the Management Investors as to the Fairness of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Management Investors as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—The Merger—Certain Effects of the Merger," "Chapter One—The Merger—Financing the Merger," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter One—Merger Agreement," "Chapter One—Special Factors—Plans for Packaged Ice After the Merger" and "Chapter One—Other Agreements" in the proxy statement and in Appendix A to the proxy statement.

Item 7. Purposes, Alternatives, Reasons and Effects (Item 1013).

        (a) and (c) Purposes; Reasons. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors," "Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—Special Factors—Position of Packaged Ice as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Management Investors as to the Purposes, Alternatives, Reasons and Effects of the Merger" and "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors" in the proxy statement is incorporated herein by reference.

        (b)   Alternatives. The information contained in the sections "Chapter One—The Merger—Background of the Merger and Proceedings of the Board of Directors" "Chapter One—Special Factors—Position of Packaged Ice as to the Purposes, Alternatives, Reasons and Effects of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger," and "Chapter One—Special Factors—Position of the Management Investors as to the Purposes, Alternatives, Reasons and Effects of the Merger" in the proxy statement is incorporated herein by reference.

        (d)   Effects. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter

One—The Merger—Effect of the Merger on Capital Stock," "Chapter One—The Merger—Certain Effects of the Merger," "Chapter One—The Merger—Anticipated Accounting Treatment of the Merger," "Chapter One—The Merger—U.S. Federal Income Tax Consequences of the Merger," "Chapter One—The Merger—Dissenters' Rights," "Chapter One—The Merger—Fees and Expenses of the Merger" and "Chapter One—Merger Agreement" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

Item 8. Fairness of the Transaction (Item 1014).

        (a) and (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors," "Chapter One—The Merger—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—The Merger—Position of the Acquiring Parties as to the Fairness of the Merger," "Chapter One—The Merger—Position of the Management Investors as to the Fairness of the Merger," "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" and "Chapter One—Special Factors—Opinion of Houlihan Lokey to the Board of Directors" in the proxy statement and the fairness opinion set forth in Appendix B to the proxy statement is incorporated herein by reference.

        (c)   Approval of Security Holders. The information contained in the sections entitled "Summary of Merger," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter Two—Information About the Annual Meeting and Voting" "Chapter One—Merger Agreement—Shareholder Meeting and Proxy Statement" and "Chapter One—Merger Agreement—Conditions Precedent" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

        (d)   Unaffiliated Representative. The information contained in the sections entitled "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors" and "Chapter One—Special Factors—Opinion of Houlihan Lokey to the Board of Directors" in the proxy statement is incorporated herein by reference.

        (e)   Approval of Directors. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors,""Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger" and "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors," in the proxy statement is incorporated herein by reference.

        (f)    Other Offers. The information contained in the sections entitled "Chapter One—The Merger—Background of the Merger and Proceedings of the Board of Directors" in the proxy statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations (Item 1015).

        (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—Special Factors—Background of the Merger and Proceedings of the Board of Directors," "Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors," "Chapter One—Special Factors—Opinion of Houlihan Lokey to the Board of Directors" and "Chapter Four—Additional Information for Shareholders" in the proxy statement and in Appendix B to the proxy statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration (Item 1007).

        (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Financing the Merger" and "Chapter One—Other Agreements" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

        (c)   Expenses. The information contained in the sections entitled "Chapter One—The Merger—Fees and Expenses of the Merger" and "Chapter One— Merger Agreement—Termination Fee" in the proxy statement and in Appendix A to the proxy statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company (Item 1008).

        (a)   Securities Ownership. The information contained in the section entitled "Chapter Three—Other Packaged Ice Annual Meeting Proposals—Security Ownership of Certain Beneficial Owners and Management" and "Chapter Three—Other Packaged Ice Annual Meeting Proposals—Executive Compensation" in the proxy statement is incorporated herein by reference.

        (b)   Securities Transactions. The information contained in the sections entitled "Chapter One—Information About the Management Investors," "Chapter Three—Other Packaged Ice Annual Meeting Proposals—Security Ownership of Certain Beneficial Owners and Management" and "Chapter Three—Other Packaged Ice Annual Meeting Proposals—Executive Compensation" in the proxy statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation (Item 1012).

        (d)   Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Interests of Certain Persons in the Merger; Potential Conflicts of Interest," "Chapter Two—Information About the Annual Meeting and Voting" and "Chapter One—Other Agreements" in the proxy statement is incorporated herein by reference.

        (e)   Recommendations of Others. The information contained in the sections entitled "Summary Term Sheet" "Chapter One—Special Factors—Position of the Board of Directors as to the Fairness of the Merger," "Chapter One—Special Factors—Position of the Acquiring Parties as to the Fairness of the Merger," "Chapter One—Special Factors—Position of the Management Investors as to the Fairness of the Merger," and "Chapter One—Special Factors—Approval and Recommendation of the Board of Directors" in the proxy statement is incorporated herein by reference.

Item 13. Financial Statements (Item 1010).

        (a)   Financial Information. The information set forth in the sections entitled "Chapter One—Information About Packaged Ice—Selected Financial Information," "Chapter One—Information About Packaged Ice—Book Value Per-Share Data" and "Chapter Four—Additional Information for Shareholders" in the proxy statement is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Item 1009).

        (a)   and (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "Summary Term Sheet," "Chapter One—The Merger—Background of the Merger and Board of Directors Proceedings," "Chapter One—Special Factors—Opinion of Houlihan Lokey to the Board of Directors," "Chapter One—The Merger—Fees and Expenses of the Merger" and "Chapter Two—Information About the Annual Meeting and Voting—Cost of Proxy Solicitation" in the proxy statement is incorporated herein by reference.

Item 15. Additional Information (Item 1011).

        (b)   Other Material Information. The information contained in the proxy statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits (Item 1016).

(a)(1)	Preliminary copy of Notice of Annual Meeting of Shareholders, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Packaged Ice, Inc. on May 30, 2003
(a)(2)	Preliminary Proxy Statement, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Packaged Ice, Inc. on May 30, 2003
(a)(3)
Press Release issued by Packaged Ice, Inc. dated May 13, 2003, incorporated herein by reference to Exhibit 99.1 to the Packaged Ice, Inc. Current Report On Form 8-K filed with the Securities and Exchange Commission on May 14, 2003.
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated May 12, 2003 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)(2))
(d)(1)
Agreement and Plan of Merger dated as of May 12, 2003 by and among CAC Holdings Corp., Cube Acquisition Corp. and Packaged Ice, Inc. (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a) (2))
(f)	Not applicable
(g)	Not applicable

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2003	PACKAGED ICE, INC.
By:
/s/ WILLIAM P. BRICK Name: William P. Brick Title: Chairman and Chief Executive Officer
Dated: May 30, 2003	CUBE ACQUISITION CORP.
By:
/s/ STEVEN A. FLYER Name: Steven A. Flyer Title: President
Dated: May 30, 2003	CAC HOLDINGS CORP.
By:
/s/ STEVEN A. FLYER Name: Steven A. Flyer Title: President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned filing persons of this Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") hereby constitute and appoint William P. Brick and Jimmy C. Weaver, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign such Schedule 13E-3, any or all amendments to such Schedule 13E-3 and all other documents in connection therewith to be filed with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2003	/s/ WILLIAM P. BRICK William P. Brick
Dated: May 30, 2003	/s/ JIMMY C. WEAVER Jimmy C. Weaver
Dated: May 30, 2003	/s/ STEVEN J. JANUSEK Steven J. Janusek
Dated: May 30, 2003	/s/ BEN D. KEY Ben D. Key

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  Item 1. Summary Term Sheet (Item 1001).
  Item 2. Subject Company Information (Item 1002).
  Item 3. Identity and Background of Filing Persons (Item 1003).
  Item 4. Terms of the Transaction (Item 1004).
  Item 5. Past Contacts, Transactions, Negotiations and Agreements (Item 1005).
  Item 6. Purposes of the Transaction and Plans or Proposals (Item 1006).
  Item 7. Purposes, Alternatives, Reasons and Effects (Item 1013).
  Item 8. Fairness of the Transaction (Item 1014).
  Item 9. Reports, Opinions, Appraisals and Negotiations (Item 1015).
  Item 10. Source and Amounts of Funds or Other Consideration (Item 1007).
  Item 11. Interest in Securities of the Subject Company (Item 1008).
  Item 12. The Solicitation or Recommendation (Item 1012).
  Item 13. Financial Statements (Item 1010).
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Item 1009).
  Item 15. Additional Information (Item 1011).
  Item 16. Exhibits (Item 1016).
SIGNATURES
POWER OF ATTORNEY